UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Omnibus Amendment)

Invesco Commercial Real Estate Finance Trust, Inc.

(Name of Issuer)

Class D Common Stock, par value $0.01 per share, Class E Common Stock, par value $0.01 per share, Class I

Common Stock, par value $0.01 per share, and Class S Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Beth Zayicek

1331 Spring Street NW, Suite 2500

Atlanta, Georgia 30309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

1	NAME OF REPORTING PERSON. Invesco Realty, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock.
(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Group Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. OppenheimerFunds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Oppenheimer Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Holding Company (US), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

1	NAME OF REPORTING PERSON. Invesco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,209,925 shares(1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,209,925 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,925 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 34.2%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

(1)

This amount includes 1,052,487 shares of Class S Stock, 1,052,487 shares of Class D stock, 1,052,487 shares of Class I stock and 1,052,464 shares of Class E stock, held directly by Invesco Realty, Inc. See the Explanatory Note below for more information.

(2)	Based on a total of 12,327,254 shares of Common Stock issued and outstanding.

Explanatory Note

This statement on Schedule 13D (“Omnibus Amendment”) constitutes an amendment to the following previous filings (collectively, the “Prior Schedule 13Ds”) by Invesco Realty, Inc., Invesco Advisers, Inc., Invesco Group Services, Inc., OppenheimerFunds, Inc., Oppenheimer Acquisition Corp., Invesco Holding Company (US), Inc., Invesco Holding Company Limited and Invesco Ltd. (collectively, the “Reporting Persons”):

(i)

the Schedule 13D relating to the Class D Common Stock, par value $0.01 per share (the “Class D Stock”), of Invesco Commercial Real Estate Finance Trust, Inc. (the “Issuer”), filed on September 18, 2023, as amended by Amendment No. 1 filed on October 5, 2023;

(ii)

the Schedule 13D relating to the Class E Common Stock, par value $0.01 per share, of the Issuer (the “Class E Stock”), filed on September 18, 2023, as amended by Amendment No. 1 filed on October 5, 2023 and Amendment No. 2 filed on March 5, 2024;

(iii)

the Schedule 13D relating to the Class I Common Stock, par value $0.01 per share, of the Issuer (the “Class I Stock”), filed on September 18, 2023, as amended by Amendment No. 1 filed on October 5, 2023 and Amendment No. 2 filed on March 5, 2024; and

(iv)

the Schedule 13D relating to the Class S Common Stock, par value $0.01 per share, of the Issuer (the “Class S Stock”), filed on September 18, 2023, as amended by Amendment No. 1 filed on October 5, 2023.

This Omnibus Amendment aggregates each Reporting Person’s beneficial ownership of Class D Stock, Class E Stock, Class I Stock and Class S Stock (collectively, the “Common Stock”), which had previously each been reported on separate Schedule 13Ds. The Items below amend the information disclosed under the corresponding Items of the Prior Schedule 13Ds as described below.

In addition, this Omnibus Amendment is being filed due to an increase in the aggregate number of shares of Common Stock outstanding and not due to any transaction by the Reporting Persons.

Item 1: Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5(a) and (b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number of shares and percentage of Common Stock are incorporated herein by reference.

Each Reporting Person’s dilution in ownership resulted solely from an increase of shares of Common Stock issued and outstanding due to the issuance of 4,504,320 shares of Common Stock between March 5, 2024 (the date of the last prior Schedule 13D) and April 1, 2024.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

Invesco Realty, Inc. (“Invesco Realty”) is the record holder of the shares of Common Stock reported herein. The other Reporting Persons, all of which are parent companies to Invesco Realty, may be deemed to have beneficial ownership of the securities directly held by Invesco Realty.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

INVESCO REALTY, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO ADVISERS, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO GROUP SERVICES, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

OPPENHEIMERFUNDS, INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

OPPENHEIMER ACQUISITION CORP.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

INVESCO HOLDING COMPANY (US), INC.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

INVESCO HOLDING COMPANY LIMITED	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact*

INVESCO LTD.	/s/ E. Elizabeth Day
E. Elizabeth Day, Attorney in Fact**

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibits 24.1, 24.2 and 24.3 to the Form 3 filed by the Reporting Persons on September 7, 2023.
**	Pursuant to a power of attorney which is incorporated herein by reference to the Exhibits to the Form 3 filed by the Reporting Persons on September 15, 2023.